SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 8, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis completes acquisition of 25% stake in Alcon from Nestlé, first step toward majority ownership of the world leader in eye care

•                  Strong strategic fit with Novartis thanks to Alcon’s pharmaceutical, surgical and consumer eye care products businesses

Basel, July 8, 2008 – Novartis has acquired a 25% stake in Alcon Inc. (NYSE: ACL) as part of a definitive agreement with Nestlé S.A. reached in April 2008 that provides the right to acquire majority ownership of the world leader in eye care in two steps.

The first step was completed on July 7 when Novartis purchased the Alcon stake from Nestlé for approximately USD 10.4 billion in cash. This purchase price was approximately USD 200 million less than previously announced to account for the Alcon dividend paid in May 2008 for these shares to Nestlé rather than Novartis.

The optional second step provides rights for Novartis to acquire, and Nestlé to sell, the remaining 52% stake held by Nestlé between January 2010 and July 2011 for a price not exceeding approximately USD 28 billion.

Completion of the optional second step would make Alcon a majority-owned subsidiary of Novartis, strengthening a portfolio focused on growth areas of healthcare. This portfolio include innovative medicines, generic pharmaceuticals, preventive vaccines, diagnostics and consumer health products.

Alcon is the world’s largest and most profitable eye care company with 2007 annual sales of USD 5.6 billion, operating income of USD 1.9 billion and net income of USD 1.6 billion. Alcon offers a range of pharmaceutical, surgical and consumer eye care products used to treat diseases, disorders and other conditions of the eye.

Disclaimer

This release contains forward-looking statements relating to the acquisition by Novartis of a minority stake in Alcon Inc., the proposed acquisition by Novartis of a majority stake in Alcon and to the Novartis’  and Alcon’s respective businesses. Such forward-looking statements are not historical facts and can generally be identified by the use of forward-looking terminology such as “would”, “strengthen”, or similar expressions, or by express or implied discussions regarding potential future sales or earnings of Novartis or Alcon; or by discussions of strategy, plans, expectations or intentions or potential synergies, strategic benefits or opportunities that may result from the minority stake acquisition or the proposed majority stake acquisition. Such forward-looking statements reflect the current plans, expectations, objectives, intentions or views of Novartis with respect to future events and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, there can be no guarantee that the proposed majority stake acquisition will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis or Alcon, or any of their divisions or business units, will achieve any particular future financial results or future growth rates or that Novartis and Alcon will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the minority stake acquisition or the proposed majority stake acquisition. Among other things, Novartis’ expectations could be affected by unexpected regulatory actions or delays or government regulation generally as well as other risks and factors referred to in Novartis AG’s and Alcon Inc.’s current Forms 20-F on file with the U.S.Securities and Exchange Commission. Novartis is providing the information in this release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused on growth areas in healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,200 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Investor Relations

Ruth Metzler-Arnold	+41 61 324 9980
Pierre-Michel Bringer	+41 61 324 1065	North America:
John Gilardi	+41 61 324 3018	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 4353	Edwin Valeriano	+1 212 830 2456

Central phone no:	+41 61 324 7944
Fax:	+41 61 324 8444	Fax:	+1 212 830 2405
E-mail: investor.relations@novartis.com		E-mail: investor.relations@novartis.com

Novartis Media Relations

Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Michael Schiendorfer Novartis Swiss Public Relations +41 61 324 9577 (direct) +41 79 834 6418 (mobile) michael.schiendorfer@novartis.com
E-mail: media.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 8, 2008	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting